Exhibit 99

FROM:	Sun International
The Bahamas
Contact: John Allison
Tel: +1.242.363.6016

FOR IMMEDIATE RELEASE

SUN INTERNATIONAL ANNOUNCES THE SUCCESSFUL
COMPLETION OF THE TENDER OFFER FOR
9% SENIOR SUBORDINATED NOTES DUE 2007

PARADISE ISLAND, The Bahamas, June 6, 2002--Sun International Hotels Limited (NYSE: SIH) (the “Company”) and its wholly owned subsidiary Sun International North America, Inc. (“SINA”) announced today that as of 5:00 p.m., New York City time on June 5, 2002, the tender offer relating to their outstanding 9% Senior Subordinated Notes due 2007 (the “Notes”) had expired. Notes in an aggregate principal amount of $15,000 have been received (and not withdrawn) since May 20, 2002, the date when the Notes were first accepted for payment pursuant to the tender offer and related consent solicitation. The Company will pay today $1,025.00 per $1,000 aggregate principal amount of such Notes to the holder.

At the expiration time, a total of $177,493,000 of the outstanding $200,000,000 aggregate principal amount of the Notes were tendered and accepted for purchase in the tender offer. The Company has made payment for the Notes primarily with the proceeds of its $200,000,000 8-7/8% Senior Subordinated Notes which were issued on May 20, 2002.

The Company and SINA have called for redemption on June 21, 2002 all remaining outstanding Notes at a redemption price of $1,045.00 per $1,000 aggregate principal amount of Notes, which is the applicable redemption price set forth in the indenture. This release does not constitute a call for redemption, which has already been made in accordance with the indenture.

About Sun International

Sun International Hotels Limited is a leading developer and operator of premier casinos, resorts and luxury hotels. Our flagship destination is Atlantis, a 2,317-room, ocean-themed resort located on Paradise Island, The Bahamas. Atlantis is a unique destination casino resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world’s largest open-air marine habitat. We also developed and receive certain revenue from the Mohegan Sun casino in Uncasville, Connecticut. The Native American-themed Mohegan Sun is one of the premier casino gaming properties in the Northeast. In our luxury resort hotel business, we operate eight beach resorts in Mauritius, Dubai, the Maldives and The Bahamas. For more information concerning Sun International Hotels Limited and its operating subsidiaries, visit our website at www.sunint.com.

Inquiries should be directed to John Allison, Executive Vice President--Chief Financial Officer of Sun International Hotels Limited, at 242-363-6015. For other information you can also visit our website at www.sunint.com.

Certain statements and information included in this release constitute “forward looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the companies to be materially different from any future results, performance, or achievements expressed or implied in such forward looking statements. Additional discussion of factors that could cause actual results to differ materially from management’s projections, forecasts, estimates and expectations is contained in the companies’ SEC filings.